Exhibit 99.1

Telesat Reports Results for the Quarter

Ended June 30, 2016

OTTAWA, CANADA, July 26, 2016 - Telesat Holdings Inc. (“Telesat”) today announced its consolidated financial results for the three and six month periods ended June 30, 2016. All amounts are in Canadian dollars and are reported under International Financial Reporting Standards (“IFRS”) unless otherwise noted.

For the quarter ended June 30, 2016, Telesat reported revenues of $232 million, an increase of approximately 2% ($5 million) compared to the same period in 2015. During the quarter, the U.S. dollar was approximately 4% stronger than it was during the second quarter of 2015 and, as a result, there was a favorable impact on the conversion of U.S. dollar denominated revenues. When adjusted for foreign exchange rate changes, revenue was largely unchanged (an increase of $1 million) compared to the same period in 2015.

Operating expenses of $42 million for the quarter were 5% ($2 million) lower than the same period in 2015, and 7% ($3 million) lower when taking into account changes in foreign exchange rates. Adjusted EBITDA1 for the quarter was $191 million, an increase of 3% ($6 million) compared to the same period in 2015 and an increase of 2% ($3 million) when adjusted for foreign exchange rate changes. The Adjusted EBITDA margin1 improved to 82.5% in the second quarter of 2016 from 81.4% during the same period in 2015.

For the six month period ended June 30, 2016, revenue was $467 million, an increase of 2% ($11 million) compared to the same period in 2015. During the first half of 2016, the U.S. dollar was 8% stronger than it was during the first half of 2015. When adjusted for changes in foreign exchange rates, revenues were essentially unchanged (a decrease of $2 million) compared to the same period in 2015. Operating expenses were $89 million, unchanged from the first half of 2015 or 2% ($2 million) lower when adjusted for foreign exchange rate changes. Adjusted EBITDA1 was $382 million, an increase of 3% ($11 million) compared to the same period in 2015 and unchanged when adjusted for foreign exchange rate changes. The Adjusted EBITDA margin1 for the first half of 2016 was 81.9%, compared to 81.4% in the same period in 2015.

Telesat’s net income for the quarter was $62 million compared to net income of $56 million for the quarter ended June 30, 2015. The $6 million difference was principally the result of higher revenue and lower operating expenses for the quarter ended June 30, 2016, as compared to the same period in 2015, combined with favorable changes in the fair value of financial instruments and a lower tax expense, which were offset by unfavorable changes in the gain on foreign exchange and higher depreciation expense. For the six month period ended June 30, 2016, net income was $299 million, compared to a net loss of $98 million for the same period in 2015. The increase in net income for the first half of the year was principally the result of a gain on foreign exchange in the first quarter of 2016 arising from the translation of Telesat’s U.S. dollar denominated debt into Canadian dollars.

“I am very pleased with our second quarter results,” commented Dan Goldberg, Telesat’s President and CEO. “Compared to the same period last year and adjusting for foreign exchange rate changes, revenue was stable, operating expenses were 7% lower, Adjusted EBITDA1 was 2% higher, and our Adjusted EBITDA margin1 was slightly higher at 82.5%. Although headwinds persist in certain markets we serve, our solid performance for the quarter and year to date highlights the broad strength and stability of our overall business, which is underpinned by our industry leading contractual backlog to revenue ratio. Looking ahead, we remain focused on the sale of our available in-orbit capacity, the construction of Telstar 19 VANTAGE and Telstar 18 VANTAGE, and the further development of certain other important growth initiatives.”

Business Highlights

•	At June 30, 2016:

o	Telesat had contracted backlog for future services of approximately $4.5 billion.

o	Fleet utilization was 94% for Telesat’s North American fleet and 66% for Telesat’s international fleet.

Telesat’s report on Form 6-K for the quarter ended June 30, 2016, has been filed with the United States Securities and Exchange Commission (“SEC”) and may be accessed on the SEC’s website at www.sec.gov.

Telesat has scheduled a conference call on Tuesday, July 26, 2016, at 10:30 a.m. ET to discuss its financial results for the three and six month periods ended June 30, 2016, and other recent developments. The call will be hosted by Daniel S. Goldberg, President and Chief Executive Officer, and Michel Cayouette, Chief Financial Officer, of Telesat.

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Prior to the commencement of the call, Telesat will post a news release containing its financial results on its website (www.telesat.com) under the tab “News & Events” and the heading “News”.

Dial-in Instructions:

The toll-free dial-in number for the teleconference is +1 (866) 225-0198. Callers outside of North America should dial +1 (416) 340-2216. The conference reference number is 4227926. Please allow at least 15 minutes prior to the scheduled start time to connect to the teleconference.

Dial-in Audio Replay:

A replay of the teleconference will be available one hour after the end of the call on July 26, 2016, until 11:59 p.m. ET on August 12, 2016. To access the replay, please call +1 (800) 408-3053. Callers outside of North America should dial +1 (905) 694-9451. The access code is 2632487 followed by the number sign (#).

All Adjusted EBITDA1 and Adjusted EBITDA1 margins included in this release are non-IFRS financial measures, as described in the End Notes section of this release. For information reconciling non-IFRS financial measures to the most comparable IFRS financial measures, please see the consolidated financial information below.

Forward-Looking Statements Safe Harbor

This news release contains statements that are not based on historical fact and are ‘‘forward-looking statements’’ within the meaning of the Private Securities Litigation Reform Act of 1995. When used in this news release, the words “looking ahead” and “further development”, or other variations of these words or other similar expressions are intended to identify forward-looking statements and information. Actual results may differ materially from the expectations expressed or implied in the forward-looking statements as a result of known and unknown risks and uncertainties. Detailed information about some of the known risks and uncertainties is included in the “Risk Factors” section of Telesat Holdings Inc.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2015 which can be obtained on the SEC website at http://www.sec.gov. Known risks and uncertainties include but are not limited to: risks associated with operating satellites and providing satellite services, including satellite construction or launch delays, launch failures, in-orbit failures or impaired satellite performance, volatility in exchange rates and risks associated with domestic and foreign government regulation. The foregoing list of important factors is not exhaustive. The information contained in this news release reflects Telesat’s beliefs, assumptions, intentions, plans and expectations as of the date of this news release. Except as required by law, Telesat disclaims any obligation or undertaking to update or revise the information herein.

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About Telesat (www.telesat.com)

Telesat is a leading global satellite operator, providing reliable and secure satellite-delivered communications solutions worldwide to broadcast, telecom, corporate and government customers. Headquartered in Ottawa, Canada, with offices and facilities around the world, the company’s state-of-the-art fleet consists of 15 satellites plus the Canadian payload on ViaSat-1 with two new satellites under construction. An additional two prototype satellites are under construction and will be deployed in low earth orbit. Telesat also manages the operations of additional satellites for third parties. Privately held, Telesat’s principal shareholders are Canada’s Public Sector Pension Investment Board and Loral Space & Communications Inc. (NASDAQ: LORL).

For further information:

Michael Bolitho, Telesat, +1 (613) 748-8700 ext. 2336 (ir@telesat.com)

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Telesat Holdings Inc.

Consolidated Statements of Income (Loss)

For the periods ended June 30

	Three months		Six months
(in thousands of Canadian dollars) (unaudited)	2016	2015	2016	2015
Revenue	$231,686	$227,291	$466,619	$455,999
Operating expenses	(42,302)	(44,273)	(89,149)	(88,747)
	189,384	183,018	377,470	367,252
Depreciation	(56,193)	(51,607)	(112,478)	(104,045)
Amortization	(7,150)	(6,940)	(13,760)	(14,094)
Other operating losses, net	(43)	(8)	(2,547)	(26)
Operating income	125,998	124,463	248,685	249,087
Interest expense	(46,846)	(45,260)	(97,065)	(90,202)
Interest and other income	1,199	707	2,374	1,697
Loss on changes in fair value of financial instruments	(18,428)	(52,147)	(24,297)	(7,812)
Gain (loss) on foreign exchange	18,977	53,263	208,499	(207,278)
Income (loss) before tax	80,900	81,026	338,196	(54,508)
Tax expense	(19,171)	(24,895)	(39,101)	(43,550)
Net income (loss)	$61,729	$56,131	$299,095	$(98,058)

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Telesat Holdings Inc.

Consolidated Balance Sheets

(in thousands of Canadian dollars) (unaudited)	June 30, 2016	December 31, 2015
Assets
Cash and cash equivalents	$736,269	$690,726
Trade and other receivables	62,372	50,781
Other current financial assets	7,903	1,186
Prepaid expenses and other current assets	20,555	17,100
Total current assets	827,099	759,793
Satellites, property and other equipment	1,867,423	1,925,265
Deferred tax assets	7,740	7,791
Other long-term financial assets	19,924	40,362
Other long-term assets	13,272	13,438
Intangible assets	835,328	811,397
Goodwill	2,446,603	2,446,603
Total assets	$6,017,389	$6,004,649

Liabilities
Trade and other payables	$26,272	$44,166
Other current financial liabilities	38,183	36,425
Other current liabilities	92,140	80,637
Current indebtedness	1,511,560	87,386
Total current liabilities	1,668,155	248,614
Long-term indebtedness	2,271,090	3,975,835
Deferred tax liabilities	458,382	467,971
Other long-term financial liabilities	93,473	94,190
Other long-term liabilities	349,097	299,911
Total liabilities	4,840,197	5,086,521

Shareholders' Equity
Share capital	658,735	656,874
Accumulated earnings	470,392	188,479
Reserves	48,065	72,775
Total shareholders' equity	1,177,192	918,128
Total liabilities and shareholders' equity	$6,017,389	$6,004,649

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Telesat Holdings Inc.

Consolidated Statements of Cash Flows

For the six months ended June 30

(in thousands of Canadian dollars) (unaudited)	2016	2015
Cash flows from operating activities
Net income (loss)	$299,095	$(98,058)
Adjustments to reconcile net income (loss) to cash flows from operating activities
Depreciation	112,478	104,045
Amortization	13,760	14,094
Tax expense	39,101	43,550
Interest expense	97,065	90,202
Interest income	(3,109)	(1,743)
(Gain) loss on foreign exchange	(208,499)	207,278
Loss on changes in fair value of financial instruments	24,297	7,812
Share-based compensation	3,324	3,631
Loss on disposal of assets	2,547	26
Other	(19,158)	(19,500)
Income taxes paid, net of income taxes received	(65,090)	(102,632)
Interest paid, net of capitalized interest and interest received	(77,388)	(79,763)
Repurchase of stock options	(24,658)	—
Operating assets and liabilities	71,720	7,449
Net cash from operating activities	265,485	176,391
Cash flows used in investing activities
Satellite programs, including capitalized interest	(99,523)	(59,100)
Purchase of other property and equipment	(3,785)	(3,802)
Purchase of intangible assets	(36,745)	(5)
Net cash used in investing activities	(140,053)	(62,907)
Cash flows used in financing activities
Repayment of indebtedness	(49,824)	(36,597)
Capital lease payments	(15)	—
Satellite performance incentive payments	(3,652)	(3,186)
Net cash used in financing activities	(53,491)	(39,783)

Effect of changes in exchange rates on cash and cash equivalents	(26,398)	16,775

Increase in cash and cash equivalents	45,543	90,476
Cash and cash equivalents, beginning of period	690,726	497,356
Cash and cash equivalents, end of period	$736,269	$587,832

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Telesat’s Adjusted EBITDA margin1

	Three months ended June 30,		Six months ended June 30,
(in thousands of Canadian dollars) (unaudited)	2016	2015	2016	2015
Net income (loss)	$61,729	$56,131	$299,095	$(98,058)
Tax expense	19,171	24,895	39,101	43,550
Loss on changes in fair value of financial instruments	18,428	52,147	24,297	7,812
(Gain) loss on foreign exchange	(18,977)	(53,263)	(208,499)	207,278
Interest and other income	(1,199)	(707)	(2,374)	(1,697)
Interest expense	46,846	45,260	97,065	90,202
Depreciation	56,193	51,607	112,478	104,045
Amortization	7,150	6,940	13,760	14,094
Other operating losses, net	43	8	2,547	26
Non-recurring compensation expenses, including severance payments	142	292	1,302	390
Non-cash expense related to share-based compensation	1,579	1,711	3,324	3,631
Adjusted EBITDA	$191,105	$185,021	$382,096	$371,273

Revenue	$231,686	$227,291	$466,619	$455,999
Adjusted EBITDA Margin	82.5%	81.4%	81.9%	81.4%

End Notes

1 The common definition of EBITDA is “Earnings Before Interest, Taxes, Depreciation and Amortization.” In evaluating financial performance, Telesat uses revenue and deducts certain operating expenses (including share-based compensation expense and unusual and non-recurring items, including restructuring related expenses) to obtain operating income before interest, taxes, depreciation and amortization (“Adjusted EBITDA”) and the Adjusted EBITDA margin (defined as the ratio of Adjusted EBITDA to revenue) as measures of Telesat’s operating performance.

Adjusted EBITDA allows Telesat and investors to compare Telesat’s operating results with that of competitors exclusive of depreciation and amortization, interest and investment income, interest expense, taxes and certain other expenses. Financial results of competitors in the satellite services industry have significant variations that can result from timing of capital expenditures, the amount of intangible assets recorded, the differences in assets’ lives, the timing and amount of investments, the effects of other income (expense), and unusual and non-recurring items. The use of Adjusted EBITDA assists Telesat and investors to compare operating results exclusive of these items. Competitors in the satellite services industry have significantly different capital structures. Telesat believes the use of Adjusted EBITDA improves comparability of performance by excluding interest expense.

Telesat believes the use of Adjusted EBITDA and the Adjusted EBITDA margin along with IFRS financial measures enhances the understanding of Telesat’s operating results and is useful to Telesat and investors in comparing performance with competitors, estimating enterprise value and making investment decisions. Adjusted EBITDA as used here may not be the same as similarly titled measures reported by competitors. Adjusted EBITDA should be used in conjunction with IFRS financial measures and is not presented as a substitute for cash flows from operations as a measure of Telesat’s liquidity or as a substitute for net income as an indicator of Telesat’s operating performance.

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